Mail Stop 3561

May 12, 2006

Alexander Ibsen, President
Grosvenor Explorations, Inc. c/o
Empire Stock Transfer Inc.
7521 West Lake Mead Blvd.
Las Vegas, N.V. 89128

      Re: **Grosvenor Explorations, Inc.**
              Amendment No. 1 to Registration Statement on Form SB-2
              Filed May 3, 2006
              File No. 333-132681

Dear Mr. Ibsen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Competitive Factors, page 24

1. We note your response to comment 27 in our letter of April 19, 2006. As stated in your response, please revise the penultimate sentence in this paragraph to state that you believe you will likely be able to sell any chromite that you are able to economically recover, in the event commercial quantities are discovered on the Grosvenor Claims.

Plan of Distribution; Terms of the Offering, page 16

2. We note your response to comments 17 and 18 in our letter of April 19 2006. We suggest that the disclosure responsive to our comments appear under this section. A brief description and your other market information may remain under Description of Securities – Market Information.

Certain Transactions, page 41

3. We note the additional disclosure that the share issuance to Messrs. Ibsen and Grant was in recognition of their services and role in creating, financing and furthering your business objectives. This disclosure appears inconsistent with

your response to comment 42 in our letter dated April 19, 2006. Please advise or revise to disclose, if true, that the shares issued to directors were subscribed founders' shares.

Report of Independent Registered Public Accounting Firm, page 43

4. We note your response to comment 39 of our letter dated April 19, 2006. Please note that the date of the audit report precedes the date of the audited financial statements and differs from the date of the audit report referred to in the consent of Madsen & Associates. Please revise or advise.

Financial Statements, page 53

5. We note your responses to comments 40 and 41 in our letter dated April 19, 2006 and the error corrections to net loss per common share in the statements of operations and classification of proceeds from related party loans in the statements of cash flows. Please disclose the nature of the errors in previously issued financial statements and the effect of the corrections on earnings per share and cash flows from operating and investing activities in accordance with paragraph 37 of APB 20. Please also label all appropriate columns "as restated." In addition, please include an explanatory paragraph in the Report of Independent Registered Public Accounting Firm on page 43 that refers to the correction of the errors. Such explanatory paragraph should identify the nature of the errors and refer the reader to the note in the financial statements that discusses the error corrections in detail. Refer to Auditing Standards Codification AU Section 420.12.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact John Cannarella, Staff Accountant, at 202- 551-3337 or William Thompson, Assistant Chief Accountant, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at 202-551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

Cc: Conrad C. Lysiak, Esq.
          Fax: 509-747-1770